Exhibit 11.1
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                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS



For the year ended December 31, 2000


1.    Net income                                             $     4,410,253
2.    Total weighted average common shares outstanding       $     4,872,499
3.    Basic earnings per share                               $     0.91
4.    Diluted earnings per share                             $     0.91